March 17, 2005

VIA FACSIMILE and EDGAR

Mr. Thomas A. Jones

Ms. Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Ault Incorporated  (File No. 0-12611)

                Annual Report on Form 10-K for the year ended May 30, 2004

                Filed August 25, 2004

Dear Mr. Jones and Ms. Breslin:

                This letter is submitted on behalf of Ault Incorporated in response to your letter dated January 14, 2005.  The responses are numbered in response to your comments.

Form 10-K for year ended May 30, 2004

Item 1.  Business — Page 2

1.     In future filings, please include a discussion of your practices relating to working capital items pursuant to Item 10l(c)(1)(vi) of Regulation S-K.  We note your disclosure on page 10 that you carry an increased level of inventory of certain items.

RESPONSE:

                The Company will include in its future filings a discussion of its practices related to working capital pursuant to Item 101(c)(1)(vi) of Regulation S-K and increases in inventory.

2.     We note you have significant manufacturing operations located abroad, particularly in China and South Korea.  Please expand your discussion in future filings to describe more fully the impact of foreign regulation on your business.  Also expand your discussion of the risks involved with operating internationally.

7105 Northland Terrace Minneapolis, MN 55428-1028 USA Tel:763.592.1900 FAX:763.592.1911 WEB:www.aultinc.com

RESPONSE:

                The Company will discuss the impact of foreign regulation on the Company’s business, and the risks of operating internationally in future filings.

Manufacturing and Sources of Supply — Page 8

3.     In future filings, please describe the material terms of the arrangements with your subcontractors, such as their scope, duration and termination provisions.  Also discuss the importance of these agreements to your business, including the extent to which your business depends on such agreements.

RESPONSE:

                In future filings, the Company will describe the material terms of arrangements with the Company’s subcontractors including disclosure of the scope, duration and termination provisions of such arrangements.  Future filings will also discuss the importance and the extent of the Company’s dependence on these arrangements to the Company’s business.

Item 7.  Management’s Discussion & Analysis of Financial Condition…— Page 14

        Liquidity and Capital Resources — Page 15

4.     We note your disclosure on page 15 that you “took steps to reduce expenses, improve cash flow and return to profitability,” including the consolidation of manufacturing operations, and that you attributed part of your increase in gross margin in fiscal 2004 to cost reductions related to the consolidation.  In future filings, please expand to describe more specifically management’s expense reduction efforts beyond the consolidation, and quantify the known savings that have resulted from these other efforts for each period for which financial statements are presented.  Also indicate whether any charge was taken in connection with any of these activities.

RESPONSE:

                The Company will expand its disclosure in future filings to describe management’s expense reduction efforts beyond consolidation and will quantify known savings that have resulted from these efforts in applicable financial periods, and discuss whether any charges were taken.

5.     We note your statement that management believes your available cash, borrowings and amounts generated from operations will be sufficient to meet your cash requirements for

                the next twelve months.  In future filings, please discuss your liquidity on a long-term basis as well. See         instruction 5 to paragraph 303(a) of Regulation S-K.

RESPONSE:

                In future filings the Company will discuss liquidity on a long-term and short-term basis.

6.     We note your disclosure that your credit facility with Wells Fargo contains financial covenants requiring you to maintain a minimum capital base and imposing limitations on capital expenditures and payment of dividends.  In future filings, quantify the thresholds that you must maintain.  Also ensure that your liquidity and capital resources discussion includes a brief description of all material terms of the agreement, such as the fact that the availability of the line of credit is based on your outstanding receivables.  Clarify which assets secure the facility, or if all assets secure the facility, so state.  Finally, please file the agreement as an exhibit.

RESPONSE:

                The Company’s future filings will provide more disclosure concerning the Company’s credit facility with Wells Fargo.  The Company will describe quantitatively the threshold financial covenants that the Company must maintain.  The Company’s future filings will also describe the material terms of the credit facility including the fact that the line is based on outstanding receivables.  The Company will also disclose the assets that secure the facility and include the agreement as an exhibit.

7.     Additionally, supplementally and in future filings, discuss what would happen if you were unable to obtain a waiver or amendment from your lender on reasonable terms? What kind of interest rate increases could be imposed?

RESPONSE:

If the Company were unable to obtain a waiver or amendment from the lender on its credit facility on reasonable terms, the credit facility could be accelerated and the entire balance could be due.  The default interest rate would rise to prime plus 5%.  Availability under the facility is based on the Company’s accounts receivables.  Historically, the balance has fluctuated between $2.3 and $2.6 million.  If the balance were accelerated and the interest rate rose to the default rate, the Company would be required to secure an alternative credit facility or capital.  There can be no assurance that a replacement for the revolving credit facility could be obtained at all, or on terms favorable to the Company.  A failure to obtain a replacement facility would have a material adverse effect on the Company.  The Company’s future filings will include this discussion.

8.     We note your disclosure that in July 2004, you obtained a waiver and amended the credit facility since you did not meet the net book worth and income before taxes thresholds set forth in the credit agreement.  If in the future there is a material risk of triggering terms of your indebtedness that result in making a credit facility unavailable or accelerating a balance due:

•       Discuss with greater specificity how near you are to violating each such term.

•       Quantify wherever possible.

•       Quantify the amount that will be accelerated.

                RESPONSE:

                In future filings if there is a material risk of triggering terms the credit facility or accelerating the balance due, the Company will discuss with specificity the violation of any such terms and quantify the amount accelerated.

9.     In future filings expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations.  In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

RESPONSE:

                The Company’s future filings will describe the reasons for increases and decreases in components of working capital that affect cash flow from operations.

Results of Operation — Page 16

10.   Please note that in future filings, you should include detailed disclosures regarding the expected effects of your exit plans on future earnings and cash flows, and actual savings achieved in later periods should be quantified and described. Significant variances between anticipated impact actual savings should be disclosed and the reasons for (and anticipated impact of) these variances discussed.  Please revise future filings accordingly.

RESPONSE:

                In future filings, the Company will provide more detailed disclosures concerning the effects of exit plans on future earnings and cash flows and will quantify savings achieved, and discuss variances between expected and actual savings and the reasons for such variances.

11.   Due to the significance of the exit charges of $2.1 million in fiscal 2004, we would expect a significantly more detailed discussion of the nature, timing and measurement of and reasons for the charges.  Please provide this information in future filings.

RESPONSE:

                The Company will provide a more detailed discussion of the nature, timing, measurement and reason for the $2.1 million exit charges.

12.   Supplementally tell us more about the $1.2 million of additional bad debt expense recorded in fiscal year 2002.  Did this relate to a particular customer or product?  Please advise and revise future filings to clarify.

RESPONSE:

In fiscal year 2002, the Company recorded $1.2 million additional bad debt expense.  This related to three customers that filed chapter 11 that year.  Two of the three customers were contract manufacturers in the telecommunications industry.  In 2001 and 2002, that industry experienced a significant downturn in business causing these customers to file for Chapter 11. The third customer also filed Chapter 11.  This customer was a videogame card manufacturer.  This industry also was subject to extreme distress along with other players in the technology field.  The Company had done business with each of these customers for several years.  The Company had no relationship or affiliation with these customers other than a standard customer arrangement, and the Company did not provide any preferential terms to these customers prior to their default on obligations to the Company.

Item 8.  Financial Statements and Supplemental Data — Page 21

Consolidated Balance Sheets — Page 26

13.   In future filings please present the liquidation preferences of the convertible preferred stock on the face of the balance sheet and include a description in the footnotes in accordance with paragraphs 6 and 7 of SFAS 129.

RESPONSE:

                In future filings, the liquidation preferences of the Company’s convertible preferred stock will be shown on the face of the balance sheet, and the notes will include a description in accordance with paragraphs 6 and 7 of SFAS 129.

14.   We note the classification of your redeemable convertible preferred stock in the mezzanine section.  Please tell why the classification is appropriate.  Refer to EITF D-98 and SFAS 150 in your response.

RESPONSE:

The Company believes that the redeemable convertible preferred stock is properly classified in the mezzanine section of the balance sheet.  The preferred stock can be converted into a fixed number of common shares at the option of the holder.  This makes the preferred stock conditionally redeemable and as such outside the scope of SFAS 150.  However, when the conversion option expires, the shares would become mandatorily redeemable and would be reclassified as a liability per SFAS 150.  The Company has made the determination using the guidance of EITF D-98 to classify the preferred stock in the mezzanine section.  According to the guidance, the preferred stock does not fit the classification of liability or permanent equity.

Note 1.  Nature of Business, Liquidity, and Significant Accounting Policies _- Page 30

Goodwill — Page 31

15.   We note that you recorded an impairment charge for goodwill in the fourth quarter of fiscal year 2003.  Please revise the notes to your financial statements in future filings as follows:

(a)           Describe in more detail, the facts and circumstances leading to the goodwill impairment.

RESPONSE:

The Company’s future filings will include disclosure in the financial notes on the facts and circumstances leading to the goodwill impairment charge.  This disclosure will also be included in the financial footnotes.

(b)           Disclose in more detail the method and significant assumptions used to determine the fair value under SFAS 142.

RESPONSE:

The Company’s future filings will include disclosure in the financial notes on the method and significant assumptions used to determine fair value under SFAS 142.

(c)           Disclose to explain why the charge was recorded in the fourth quarter and not an earlier period. Refer to paragraph 28 of SFAS 142 in your response.

RESPONSE:

The Company’s future filings will include disclosure in the financial notes why the charge was recorded in the fourth quarter and will refer to paragraph 28 of SFAS 142.

(d)           When an impairment charge is significant, you should provide more detailed information about the nature, timing, and measurement of and reasons for the impairment charge. You should similarly revise your discussion in MD&A to provide more detailed information.

RESPONSE:

The Company’s future filings will provide more detailed information about the nature, timing, measurement and reasons for any significant impairment charge.  The Company’s MD&A will add additional disclosure discussing the impairment charge.

Please also supplementally provide this information. See paragraphs 46 and 47 of SFAS 142.

RESPONSE:

                    On December 1, 1998 the Company purchased certain operating assets of the power supply division of LZR Electronics, Inc., a closely held firm based in Gaithersburg, Maryland (“LZR”).  LZR had no affiliation to the Company or any of its affiliates at the time of the acquisition.  The assets purchased included inventory, fixed assets, contract and intellectual property rights and other operating assets.  The Company paid an aggregate purchase price of $3,660,879 consisting of a cash payment of $2,580,879, delivery of a one year 8.0% convertible promissory note for $500,000 and an assumption of approximately $580,000 of certain liabilities.  The convertible promissory note was converted at the option of the holder into 78,865 shares of the Company common stock.   The Company registered the resale of these shares on Form S-3.  (File No. 333-68959).  LZR’s revenues relating to its power supply division for its calendar year 1997 were approximately $6,400,000 and its estimated revenues for calendar year 1998 were $6,500,000.

                    During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test to determine the fair value of the assets of LZR and to determine if the goodwill carried on the Company’s financial statements was impaired, and if so the extent of such impairment.  In the fourth quarter of 2003, it became apparent that LZR’s product line was not selling as forecasted, and a significant increase in fourth quarter loss would be incurred.  The goodwill impairment analysis was done as a result of the decline in revenues for the fourth quarter compared to forecasted revenues, as well as a significant increase in the fourth quarter loss compared to forecast.  The Company did not perform an impairment test prior to the fourth quarter, as there was not an event that had occurred or circumstances had changed in such a manner to warrant an impairment test prior to the fourth quarter.  The Company recorded an impairment charge of $1,153,153 in the fourth quarter of fiscal 2003.  This amount reflected the remaining goodwill from the 1998 acquisition.  The goodwill was recorded as an operating expense under the heading of goodwill impairment.

Stock Compensation — Page 33

16.   Revise future filings to provide all disclosures specified in paragraph 2(e)(c) of SFAS 148.  Specifically, revise the table to include the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards.

RESPONSE:

The Company’s future filings will provide the disclosures specified in paragraph 2(e)(c) of SFAS 148, and the Company will revise the table to include the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards.

Note 5.  Plant Closing — Page 36

17.   In future filings please disclose in the notes and in MD&A the factors leading you to conclude that the assets were impaired.  For example, revise future filings to discuss the impairment indicators you reviewed and the assumptions you relied upon in your analyses.  Refer to paragraph 26 of SFAS 144.

RESPONSE:

                The Company’s future filings will disclose in the notes and MD&A the factors that led the Company to conclude that assets were impaired, and will discuss the indicators that the Company reviewed and its assumptions in its analyses related to the plant closing and manufacturing equipment in the plant at the time of its closure.

18.   In this regard, it appears that the roll-forward includes an accrual for asset impairment charges.  Impairment charges immediately reduce the carrying amounts of impaired assets.  As such, it appears that you may not be properly reflecting the value of the impaired assets in your statement of financial position.  Please discuss and revise future filings to clarify.

RESPONSE:

                The Company immediately reduced the carrying amount of the impaired assets upon recognition of the impairment.  The roll-forward shows the total amount of the expense that was recognized, and that there was no accrual as of the end of any period that was reported.

Note 12.  Segment Information and Foreign Operations — Page 41

19.   If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country.  Refer to paragraph 38(a) FAS 131.

RESPONSE:

The Company believes that the revenues from foreign countries are disclosed on page 18 of the Form 10-K.  The Company’s future filings will also disclose the name of the country and the amount of revenue from the country in the Segment Information and Foreign Operations section of the Notes to Consolidated Financial Statements.

Item 9A.  Controls & Procedures — Page 45

20.   We note that your auditors identified a material weakness in your internal controls in connection with the audit of your fiscal 2004 financial statements.  Please revise to discuss in more detail the nature of the “certain inventory transactions” and how the material weakness impacted your financial statements. Quantify the impact of any adjustments on your financial statements as a result of the identification of this material weakness.  Also clarify whether the material weakness has had any material effect on the accuracy of the company’s financial statements prepared with respect to any prior fiscal period.

RESPONSE:

The Company’s future filings will discuss in more detail the nature of the material weakness how it impacted the Company’s financial statements.  The Company will add disclosure quantifying the impact of any adjustments to the financial statements and will clarify that the material weakness has not had a material effect on the accuracy of the Company’s financial statements. The basis for this conclusion is described in response to question 21 below.

21.   Supplementally explain how you were able to provide complete and accurate information for the interim planning and reporting purposes.

RESPONSE:

In an aggressive cost-cutting effort in the third quarter of fiscal 2004, the Company closed a manufacturing facility in Minneapolis and terminated a third party warehouse facility in Ireland.  As part of the shutdown of the manufacturing facility in December 2003, certain personnel were terminated prior to the disposition of inventory at the location.  The Company’s unfortunate haste in cost elimination resulted in having insufficient staffing to control the disposition of the inventory.  This was found to be a weakness of $25,569 in the counting of inventory that was discovered during the course of the audit.  This adjustment should have been reflected in the third quarter inventory.

In addition to the manufacturing shut-down, the Company also closed a third party warehouse facility to cut costs in January 2004.  This too resulted in terminations of personnel whose responsibilities included monitoring third party warehousing of customer stock inventory.  Approximately $57,581 of inventory was not adequately tracked.  This error was also discovered in the course of the audit.  Taken together the manufacturing and third party warehouse control deficiencies resulted in an adjustment of $83,150.  Despite no evidence to suggest that either of these issues were anything more than one-time events related to the manufacturing facility and third party warehouse closing, and no evidence of any other adjustments related to internal controls for the remainder of the Company’s inventory, the $83,581 adjustment was extrapolated over the Company’s entire inventory which resulted in a total adjustment of $279,987.  The Company believes that this amount is quantitatively immaterial and does not warrant a restatement.

The Company believes that its third quarter inventory should have been adjusted. The Company believes that this was a one-time non-recurring material weakness.  The Company has made the appropriate adjustments and will maintain adequate resources to value inventory in the event of warehouse or manufacturing shutdowns in the future.  The Company believes that this issue has been resolved because the Company does not have any third party warehousing arrangements and the Minneapolis manufacturing has been shut down.

22.   Please supplementally provide us with any management letters from the company’s auditors to the audit committee, the Board of Directors, and/or any third party consultants and copies of any correspondence, reports or notes to and from the company that address the weakness in the company’s internal controls.

RESPONSE:

The Management letters and other correspondence related to the material weakness in the Company’s internal controls are being sent via federal express to you.

23.   It appears from your disclosure that you concluded the material weakness did not constitute a deficiency in your disclosure controls and procedures. Please revise to explain the basis for your conclusion that the material weakness did not constitute a  deficiency in your disclosure controls and procedures.

RESPONSE:

The Company concedes that the material weakness constituted a deficiency in the Company’s disclosure controls and procedures in the third quarter concerning inventory valuation, and the Company further agrees that more disclosure is necessary.  By the fourth quarter of 2004 the material weakness was made known to the Company’s officers involved the preparation of disclosure documents and to the audit committee.  The Company’s Form 10-K disclosed the existence of the material weakness and disclosed that certain enhancements were contemplated concerning inventory.  The Company believed at the time, and continues to believe that the weakness was a one-time non-recurring event related to the cost-cutting measures in shutting down the manufacturing facility and the third party warehouse.  The Company is submitting for your review prior to filing Amendment No. 1 to its Form 10-K which includes amended disclosure under Item 9A that describes the basis for the Company’s analysis and conclusion regarding disclosure controls and the material weakness and the Company’s remediation efforts.  The Company concedes that its disclosure concerning the nature of the material weakness should have been more robust concerning the nature of the material weakness and the enhancements.  Additional disclosure is contained in Amendment No. 1 to the 10-K.

24.   Please disclose how, if at all, the discovery of the identified material weakness in the company’s internal controls impacted the effectiveness determinations that the company’s CEO and CFO made with respect to the company’s disclosure controls and procedures in prior periods.

RESPONSE:

The Company agrees that the effectiveness determinations that the CEO and CFO made with respect to the Company’s disclosure controls and procedures should have included discussion of the material weakness, the deficiency in disclosure controls and the Company’s remediation efforts.  The Company’s amended Form 10-K includes additional disclosure.

25.   We note your disclosure that you will “implement certain enhancements” to your internal controls and procedures that you believe will address the material weakness.  Please revise to address specifically what the company is doing to improve its internal control over financial reporting, when all improvements and corrective actions will be implemented completely, and what actions the company took or is taking in the interim to mitigate the weaknesses in the controls.

RESPONSE:

If the Company determines to enter into any future third party warehouse agreement, the Company will make sure that it has devoted adequate resources to for necessary preventative and detective controls.  The third party warehouse will have a weekly reconciliation between the inventory in the warehouse and the Company’s inventory system.  The head of sales and the head of finance will review this reconciliation.  On a quarterly basis, the Company will physically count the inventory.

Similarly, before the Company closes another manufacturing location, the Company will make sure there is adequate resources in place for necessary preventive and detective controls.  If the Company closes a manufacturing location, it will have the resources necessary to maintain a cycle count system until the disposition of the inventory is complete.  Also there will be a physical inventory of the inventory before the end of each quarter until the disposition of the inventory is complete.

26.   We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 is “recorded, processed, summarized and reported within the requisite time periods.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.   Exchange Act Rule 13a-15(e).

RESPONSE:

The Company has submitted Amendment No. 1 to Form 10-K and Form 10-Q that includes the Company’s officers’ conclusions that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act are accumulated and communicated to management including the CEO and CFO to permit timely decisions regarding required disclosure.

Item 10.  Directors and Executive Officers of the Registrant —  Page 46

                Audit Committee — Page 2

27.   Supplementally demonstrate how Mr. Colwell meets the definition of ‘audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K, and explain how he acquired the attributes required of an expert.  For guidance, refer to Part ILA of Release No. 33-8177, Disclosure Required by Sections 406 arid 407 of the Sarbanes Oxley Act of 2002 (revised January24, 2003).

RESPONSE:

Mr. Colwell has twenty years of experience as a senior executive that includes relevant experience actively supervising financial and accounting officers at companies of similar or larger size than Ault.  From approximately 1985-1996, Mr. Colwell served as president of the Banta Information Services Group (ISG), an operating business unit of Banta Corporation, a Wisconsin-based New York Stock Exchange traded company engaged in the printing, digital imaging and supply chain management business.  The ISG unit that Mr. Colwell managed had its own profit and loss reporting and Mr. Colwell actively supervised the financial officer of this unit with respect to financial reporting to the parent company. During Mr. Colwell’s tenure, this business unit’s revenues grew from $12 million to over $200 million through organic growth and acquisitions.  From 1997 to 2000 Mr. Colwell was president of Colwell Industries, a family owned business based in Minneapolis, Minnesota with annual revenues of approximately $60 million.  Colwell Industries provided graphics arts products to manufacturers of paint and coatings, window treatments, paper, textiles, furniture, and other automotive, consumer, and decorating products.  As President of Colwell Industries, Mr. Colwell actively supervised the financial reporting and controller functions of this company.  From 1998 to 2002 Mr. Colwell was a director and served on the audit committee of Research Inc., a Minneapolis, Minnesota based publicly traded company with annual revenues ranging from approximately $15 million to $25 million, that manufactured products for precise heating and drying applications.  Since 2000 Mr. Colwell has divided his time between being an active investor in private companies and serving as both CEO and the principal financial officer of Web Label, a flexographic label converter company with annual revenues of approximately $7,000,000.  In addition, over the last twenty years Mr. Colwell has from time to time attended courses that provided training in financial reporting and accounting

From this twenty years of significant experience actively supervising financial and accounting personnel, as well as overseeing the preparation of and evaluating financial statements, Mr. Colwell has gained:  an understanding of GAAP; the ability to assess the general application of GAAP principles to accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements similar in complexity and character to the Company’s financial statements; an understanding of internal control controls and procedures for financial reporting; and, an understanding of audit committee functions.

Election of Directors — Page 4

28.   In future filings, please expand your disclosure of the background of each director and executive officer to describe briefly his or her business experience.  Refer to Item 401(e) of Regulation S-K.

RESPONSE:

The Company’s future filings will include expanded disclosure on the background of each officer and director.

29.   In future filings, please ensure you have included a description of the amounts listed in the “all other compensation” column for every named executive officer.  We note that footnote (3) to the table was omitted.

RESPONSE:

The Company’s future filings will include a description of the amounts listed under “all other compensation.”

Item 11.  Executive Compensation — Page 46

                Summary Compensation Table — Page 10

30.   We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days prior to the filing of the report.  Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm

RESPONSE:

The Company is submitting Amendment No. 1 to its Form 10-K and its Form 10-Q that include management’s conclusion regarding the effectiveness of disclosure controls and procedures pursuant to Item 307 of Regulation S-K.

Form 10-Q for period ended November 28, 2004

Controls and Procedures — Page 16

31.   We note your conclusion that your disclosure controls and procedures are effective “in ensuring that material information related to the Company is made known to them by others within the Company.”

•       Given the limitation noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

RESPONSE:

The Company is submitting Amendment No. 1 to its Form 10-Q for the period ended November 28, 2004 that addresses officers’ conclusions about the effectiveness of disclosure controls and procedures.

•       Revise to clarify, if true, that your disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-l 5(e).

RESPONSE:

The Company’s amended Form 10-Q clarifies that the Company believes its disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized and reported within appropriate time periods.  The amended Form 10-Q also clarifies that the Company’s officers have concluded that the disclosure controls are effective to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

32.   Please revise your disclosure concerning changes in internal controls over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during period covered by the report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

RESPONSE:

As described in response to questions 21-26, the Company’s amended Form 10-Q has been revised to disclose the material weakness of the Company’s internal controls in the the and fourth quarters of fiscal 2004, and the causes of that weakness are no longer applicable.  The Company no longer has third party warehouses and the Minneapolis manufacturing shut down is complete.  Should the Company decide to enter into a third party warehouse agreement or shut down a different manufacturing location, the proper controls will be implemented to ensure that information required to be disclosed in the reports are accumulated and communicated to management.

*              *              *

The Company hereby acknowledges that:

•               it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•               staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  If you have any questions about this submission, please call Donald Henry, the Company’s Chief Financial Officer at (763) 592-1900.

Very Truly Yours,

/s/ Frederick M. Green
Chief Executive Officer